UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under The Securities Exchange Act of 1934
                              CNC Development Ltd.
                  (f/k/a InterAmerican Acquisition Group Inc.)
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)
                                    G22384104
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 8 Pages

CUSIP No. G22384104                  13G/A                  Page 2 of 8 Pages


--------------------------------------------------------------------------------
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Jeffrey Keswin
--------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY
--------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 211,000 Shares of Common Stock (see
                    Item 4)
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    Warrants to purchase 211,000 Shares of Common Stock (see
                    Item 4)
--------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Warrants to purchase 211,000 Shares of Common Stock (see
                  Item 4)
--------------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           1.0%
--------------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
--------------------------------------------------------------------------------

CUSIP No. G22384104                  13G/A                  Page 3 of 8 Pages


     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Lyrical Corp. I, LLC
--------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY
--------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 211,000 Shares of Common Stock (see
                    Item 4)
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 211,000 Shares of Common Stock (see
                    Item 4)
--------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Warrants to purchase 211,000 Shares of Common Stock (see
                  Item 4)
--------------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           1.0%
--------------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           OO
--------------------------------------------------------------------------------

CUSIP No. G22384104                  13G/A                  Page 4 of 8 Pages


(1)        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Lyrical Partners, L.P.
--------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY
--------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 211,000 Shares of Common Stock (see
                    Item 4)
OWNED BY       _________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _________________________________________________________________

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    Warrants to purchase 211,000 Shares of Common Stock (see
                    Item 4)
--------------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Warrants to purchase 211,000 Shares of Common Stock (see
                  Item 4)
--------------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           1.0%
--------------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN
--------------------------------------------------------------------------------

CUSIP No. G22384104                  13G/A                  Page 5 of 8 Pages


Item 1.

(a)  Name of Issuer

       CNC Development Ltd (f/k/a InterAmerican Acquisition Group Inc.) (the "Company").

(b)  Address of Issuer's Principal Executive Offices

       970 Dalian Road, Suite 909, Shanghai 90092, People's Republic of China


Item 2(a).  Name of Person Filing

     This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to Shares (as defined in Item 2(d) below) of the Company:

     (i)    Jeffrey Keswin
     (ii)   Lyrical Corp. I, LLC ("Lyrical Corp.")
     (iii)  Lyrical Partners, L.P. ("Lyrical")


Item 2(b).  Address of Principal Business Office or, if none, Residence

     The address of the principal business office of each of the Reporting Persons is:

     405 Park Avenue, 6th Floor
     New York, New York 10022

Item 2(c).  Citizenship

     Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities

     Common Stock, $0.0001 par value (the "Shares")

Item 2(e)  CUSIP Number

     G22384104


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act
          (15 U.S.C. 78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

CUSIP No. G22384104                  13G/A                  Page 6 of 8 Pages


(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          Lyrical serves as principal investment manager to a number of investment funds with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G/A. Lyrical Corp. serves as the general partner of Lyrical. As such, Lyrical Corp. may be deemed to control Lyrical and, therefore, may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G/A. Mr. Jeffrey Keswin is the Managing Partner of Lyrical Corp. As such, he may be deemed to control Lyrical Corp. and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G/A.

A.  Jeffrey Keswin
        (a) Amount beneficially owned:
            Warrants to purchase 211,000 shares of Common Stock
        (b) Percent of class:
            1.0% based upon the 21,206,220 shares of Common Stock outstanding as of September 9, 2009, as reflected in the Form 6-K as filed with the Securities and Exchange Commission on December 22, 2009, and 211,000 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such Shares may be obtained and beneficially owned upon exercise within 60 days of derivative securities currently owned by the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise its warrants.

        (c) Number of shares as to which such person has:
                (i)    sole power to vote or to direct the vote
                       0
                (ii) shared power to vote or to direct the vote Warrants to purchase 211,000 shares of Common Stock
                (iii)  sole power to dispose or to direct the disposition of
                       0
                (iv) shared power to dispose or to direct the disposition of Warrants to purchase 211,000 shares of Common Stock
 B.  Lyrical
        (a) Amount beneficially owned:
            Warrants to purchase 211,000 shares of Common Stock
        (b) Percent of class: 1.0%
        (c) Number of shares as to which such person has:

CUSIP No. G22384104                  13G/A                  Page 7 of 8 Pages


                (i)    sole power to vote or to direct the vote
                       0
                (ii)   shared power to vote or to direct the vote
                       Warrants to purchase 211,000 shares of Common Stock
                (iii) sole power to dispose or to direct the disposition of 0
                (iv) shared power to dispose or to direct the disposition of Warrants to purchase 211,000 shares of Common Stock

C. Lyrical Corp.

        (a) Amount beneficially owned:
            Warrants to purchase 211,000 shares of Common Stock
        (b) Percent of class: 1.0%
        (c) Number of shares as to which such person has:
                (i)    sole power to vote or to direct the vote
                       0
                (ii)   shared power to vote or to direct the vote
                       Warrants to purchase 211,000 shares of Common Stock
                (iii) sole power to dispose or to direct the disposition of 0
                (iv) shared power to dispose or to direct the disposition of Warrants to purchase 211,000 shares of Common Stock




Item 5.  Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

       Not applicable.

Item 8.  Identification and Classification of Members of the Group

       See Item 2.

Item 9.  Notice of Dissolution of Group

       Not applicable.

Item 10. Certification

       By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G22384104                  13G/A                  Page 8 of 8 Pages


                                   SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 16, 2010



JEFFREY KESWIN

  /s/ Jeffrey Keswin
  ------------------


LYRICAL PARTNERS, L.P.
By:   Lyrical Corp. I, LLC, its general partner

      By: /s/ Jeffrey Keswin
          ------------------
          Name: Jeffrey Keswin
          Title: Authorized Person

LYRICAL CORP. I, L.L.C.

     By: /s/ Jeffrey Keswin
         ------------------
         Name: Jeffrey Keswin
         Title: Authorized Person